FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 17, 2003

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date March 17, 2003	By /s/ Shunji Onda (Signature)* Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.   Announcement of Revised Non-consolidated Forecasts

Announcement of Revised Non-consolidated Forecasts

March 14, 2003

FOR IMMEDIATE RELEASE	Canon Inc.
President & CEO: Fujio Mitarai
Securities code: 7751
[First sections of the Tokyo, Osaka
and Nagoya Stock Exchanges;
Fukuoka and Sapporo Stock
Exchanges]

Inquiries:
Finance & Accounting Headquarters
Senior Managing Director
Group Executive of Finance &
Accounting Headquarters
Toshizo Tanaka
+81-3-3758-2111

Announcement of Revised Non-consolidated Forecasts

TOKYO, March 14, 2003—Canon Inc. (“Canon”) today announced its revised non-consolidated forecasts for the year ending December 31, 2003.

1.	Revised non-consolidated forecasts for the year ending December 31, 2003 (January 1, 2003 — December 31, 2003)

		Net sales	Ordinary profit	Net income

	Previous Forecast (A)	903,000	106,000	64,000
	Revised Forecast (B)	903,000	106,000	90,000
	Variance (B-A)	0	0	+26,000
First Half	Variance (%)	0.0%	0.0%	+40.6%
	(Reference) Results for the previous period (Six months ended June 30, 2002)	808,357	93,698	58,478

	Previous Forecast (A)	1,920,000	255,000	154,000
	Revised Forecast (B)	1,920,000	255,000	180,000
	Variance (B-A)	0	0	+26,000
Full Year	Variance (%)	0.0%	0.0%	+16.9%
	(Reference) Results for the previous period (Year ended December 31, 2002)	1,789,005	240,982	144,184
(Amounts are in millions of yen)

2.	Reason for the Revision

Pursuant to the enactment of the new law concerning defined benefit corporate pension plans in Japan, Canon Inc. (“Canon”), on March 1, 2003, obtained from the Minister of Health, Labor and Welfare, an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund By applying the interim measure set forth in the “Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)” (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13) Item 47-2, Canon is revising its non-consolidated forecasts to include an approximate increase of 45 billion yen in non-ordinary income and 26 billion yen in net income. This is reflected in the non-consolidated first-half and full-year forecasts, which were released on January 30, 2003.

Consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. Under U.S. GAAP, the relevant impact is recognized only on the settlement of the substitutional portion when the company returns the past benefit obligation to the Government (expected to be sometime in or after October 2003). Given the difficulty in estimating the future financial impact, consolidated forecasts are not being revised.

This release contains forward-looking statements, which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)